UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 24, 2021

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA, 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

This Amendment to the Current Report on Form 1-U originally filed with the United States Securities and Exchange Commission on November 22, 2021 is being filed solely to correct a scrivener’s error in the annualized distribution rate in the Offering Overview section of the original report. Other than these changes, all other information included in the original report, shown below, is unchanged.

Item 9. Other Events.

On November 22, 2021, RealtyMogul Income REIT, LLC issued an investor communication relating to the quarter ended September 30, 2021. The text of the investor communication is set forth below.

Q3 2021*

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

RealtyMogul Income REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$375,000,000
	NUMBER OF REAL ESTATE INVESTMENTS[2]	14
	WEIGHTED AVERAGE INVESTMENT TERM	70 Months
RealtyMogul Income REIT is a public, non-traded REIT, focused on providing	LAST TWELVE MONTHS RETURN[3]	14.85%
monthly income to investors through debt and equity investments in a diversified pool of commercial real estate	ANNUALIZED DISTRIBUTION RATE	6.0%
property types including multifamily, retail, and office.	DISTRIBUTION FREQUENCY	Monthly
	TAX REPORTING FORM	1099-DIV
KEY OBJECTIVES	CONSECUTIVE DISTRIBUTIONS[24]	60 Months

●	To pay attractive and consistent cash distributions; and

●	To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS5

*All data as of September 30, 2021 unless otherwise specified.

1 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (NAV) per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired after September 30, 2021 is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of November 22, 2021.

3 Last Twelve Months returns represent the most recent consecutive twelve-month period immediately preceding such date. Past performance is not indicative of current and future results.

4 This is not a guarantee or projection of future returns, and RM Adviser, LLC (the “Manager”) may in the future declare lower distributions or no distributions at all for any given period.

5 Based on the then current outstanding investment amount as of November 22, 2021.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Income REIT. We have now provided 60 consecutive months of distributions, totaling over $17.1 million. To date, over 6,100 investors have invested, and RealtyMogul Income REIT holds investments in over $375 million6 of real estate. Over 62% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

We are proud to share that in Q3 2021, our NAV per share increased from $10.72 to $10.78. This NAV per share increase represents a 0.56% return for Q3 2021, which, including our average daily distributions equating to a 6% annualized return for the year, represents an average total return of 2.06% for the quarter to shareholders and a 14.85% return for the last twelve months.7 In addition, please note that in 2020, 85% of distributions were classified as return of capital, which are non-taxable. 8 This classification was due in part to depreciation from our real estate investments, which offsets income. The remaining 15% of distributions were classified as ordinary REIT dividends. Under Section 199A of the Internal Revenue Code, non-corporate United States shareholders generally may deduct 20% of dividends from a REIT, other than capital gains dividends and dividends treated as qualified dividend income.9

Regarding the makeup of the portfolio, as of November 2021, RealtyMogul Income REIT has 14 real estate investments, including eleven joint venture equity investments and three debt or debt-like investments, with the underlying real estate spread across seven states. Of the 23 debt or debt-like investments that we have originated since inception, 20 have paid off in full, totaling over $51 million. Moreover, eight loans have paid off since the novel coronavirus (“COVID-19”) pandemic, including four office assets, three retail assets and one multifamily asset.

We are seeing strong rental collections in our portfolio. During Q3 2021, rent collections for the properties in RealtyMogul Income REIT’s portfolio remained high at 97%. We have structured our current portfolio with significant concentrations in multifamily communities and office properties with strong tenancy, which we believe are economically resilient asset types, especially given the current economic climate.

6 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired after September 30, 2021 is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

7 Represents the average total return based on the average aggregate distributions issued by RealtyMogul Income REIT, LLC and increase in NAV per share for the quarter ended September 30, 2021 and for the last twelve months ended September 30, 2021. An individual shareholder’s total return may vary from this average total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a shareholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such shareholder’s investment.

8 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities.

9 The Tax Cuts and Jobs Act, enacted in late 2017, generally allows individuals to deduct 20% of ordinary dividend income received from REITs for federal income tax purposes. This deduction is specific to REITs and certain other investments and does not apply to all alternative investments.

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We believe that the stimulus provided by the federal government accomplished its goal of facilitating economic growth out of the COVID-19 pandemic, and we are seeing potential effects of such stimulus in GDP growth as well as inflation. During Q3 2021, the U.S. Bureau of Economic Analysis estimated that U.S. real GDP grew 2.0% quarter over quarter, and total GDP now exceeds pre-pandemic levels by 6.8%. The Federal Reserve cut its forecast for 2021 growth in the nation’s GDP from the 7% it projected in June to 5.9% while boosting its 2022 forecast to 3.8% from 3.3% previously, as well as projected a 4.8% unemployment rate by year-end, decreasing to 3.8% in 2022. Strong employment may put upward pressure on wages, which could benefit the multifamily asset class by increasing personal savings. Private sector wages for all nonfarm employees increased 4.6% year over year and achieved greater than 3% year over year increases since June 2021 according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index rose year over year 5.3% in July, 5.2% in August, and 5.4% in September according to the U.S. Bureau of Labor Statistics. We believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well. As cities across the country continue to fully reopen since the outbreak of the COVID-19 pandemic, we believe that the economy will continue to improve and create an accretive environment for real estate investment. We believe that RealtyMogul Income REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.10

10 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Income REIT is not a direct investment in commercial real estate.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the third quarter of 2021 equated to approximately 6.0% on an annualized basis based upon Net Asset Value as of 6/30/2021.11

PORTFOLIO OVERVIEW12

ASSET	LOCATION	ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT AS OF 9/30/21	INTEREST RATE AS OF 9/30/21
Highland Place	Centennial, CO	3/22/17	Office	Mezzanine Loan	$2,300,000	10.00%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,677,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,424,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
NV Energy NNN	Las Vegas, NV	7/9/20	Office	JV Equity	$6,000,000	N/A
Shiloh Park Apartments	Plano, TX	11/18/20	Multifamily	Preferred Equity	$2,323,030	8.00%
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,000,000	N/A
Minnehaha Meadows	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,355,018	N/A
Roosevelt Commons	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,209,112	N/A
Bentley Apartments	Grove City, OH	10/13/21	Multifamily	JV Equity	$8,000,000	N/A
Total					$74,289,138

11 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

12 All data as of November 22, 2021 unless otherwise specified. All assets are performing and paid current as of November 22, 2021.

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INVESTMENT UPDATES

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 9/30/21): $2,300,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Investment Type: Mezzanine Loan

Date Added to REIT: 3/22/2017

Maturity Date: 11/9/2022

Asset Management Update: The property is 99% occupied as of September 2021. The borrower was approved for a one-year extension of the loan with updated terms of a 13.5% interest rate and 1% of net proceeds upon the sale of the asset. As of September 2021, the tenants are current on their rent.

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 9/30/21): $3,325,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: The portfolio is 96% occupied as of September 2021, and the borrower is current on its interest payments as of September 2021. The general partner is reporting 100% collections for Q3 2021.

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LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 9/30/21): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Maturity Date: N/A

Asset Management Update: The property is 95% occupied as of September 2021. Exterior capital items are over 80% complete, and the property is now amenitized with new exterior paint, new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. Given the high occupancy at the property, the real estate company continues to renovate units. As of September 2021, 164 of the 240 units have been renovated since acquisition. Of those 164 units, all have been leased at an average premium of $77/month over prior rents and within 1% of projected rents, and unit renovation costs have been within budget. In Q3 2021, the property averaged 97% rent collection.

THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Total Investment: $9,677,966

Outstanding Balance (as of 9/30/21): $9,677,966

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/9/2019

Maturity Date: N/A

Asset Management Update: The property is 93% occupied as of September 2021. Exterior capital items completed include signage, landscaping, and leasing office. Given the high occupancy and success of leasing renovated units above original underwriting, the real estate company continues to renovate units. As of September 2021, 72 of the 114 free-market units have been renovated and leased since acquisition. Of those 72 units, 70 units have been leased at an average premium of $281/month over prior rents and 12% above projected rents, and unit renovation costs have been within budget. In Q3 2021, the property averaged 92% rent collection. During Q3, RealtyMogul Income REIT funded an additional $200,000, which was anticipated in the original business plan, for costs related to unit renovations as the property continues the value-add portion of its business plan.

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COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Total Investment: $7,000,000

Outstanding Balance (as of 9/30/21): $7,000,000

Purpose of Investment: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/5/2019

Maturity Date: N/A

Asset Management Update: The portfolio is 78% occupied as of September 2021. Occupancy dropped due to the anticipated vacancy of the warehouse tenant at 855 Grandview, which represented 23% of the square footage and 8.5% of the rent and reimbursement income for this property. The real estate company’s long-term business plan is to redevelop the warehouse into office space, for which it has begun to develop schematic design and preliminary pricing. During Q3, the real estate company executed a 17-year lease renewal with the United States Drug Enforcement Administration (DEA), which will also expand their space from 17,372 square feet to 25,626 square feet, comprising 10.2% of portfolio’s net rentable area. The real estate company executed two additional renewals comprising 2.8% of the portfolio’s net rentable area. In Q3 2021, the portfolio averaged 90% rent collection.

POHLIG BOX FACTORY & SUPERIOR WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Total Investment: $7,424,307

Outstanding Balance (as of 9/30/21): $7,424,307

Purpose of Investment: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 2/19/2020

Maturity Date: N/A

Asset Management Update: The portfolio is 92% occupied as of September 2021. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of September 2021, 22 of the 28 units were renovated and of those 22 units, 21 units have been leased above pro forma. New leases at both properties are averaging $223/month increases above previous rents. Exterior capital projects have resumed, and the roofs, courtyard, hallways and lobby renovations are in progress. In Q3 2021, the portfolio averaged 99% rent collection.

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LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Total Investment: $2,926,477

Outstanding Balance (as of 9/30/21): $2,926,477

Purpose of Investment: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 6/26/2020

Maturity Date: N/A

Asset Management Update: As of September 2021, the property is 100% occupied by a credit tenant, Covenant Health System. As of September 2021, the tenant is current on its rent.

NV ENERGY NNN

Location: Las Vegas, NV

Property Type: Office

Total Investment: $6,000,000

Outstanding Balance (as of 9/30/21): $6,000,000

Purpose of Investment: Acquire a property that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/9/2020

Maturity Date: N/A

Asset Management Update: As of September 2021, the property is 100% occupied by Nevada Power Company, a subsidiary of NV Energy, and the parent company uses the property as its headquarters. As of September 2021, the tenant is current on its rent.

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SHILOH PARK

Location: Plano, TX

Property Type: Multifamily

Total Investment: $2,323,030

Outstanding Balance (as of 9/30/21): $2,323,030

Purpose of Investment: The borrower used the proceeds to acquire a multifamily apartment building with steady cash flow and implement a value-add renovation program.

Investment Type: Preferred Equity

Date Added to REIT: 11/18/2020

Maturity Date: 11/28/2030

Asset Management Update: As of September 2021, the property is 89% occupied. As of September 2021, 21 of the 73 units have been renovated since acquisition. Of those 21 units, 16 units have been leased at an average premium of $279/month over prior average rents and 5.3% above projected rents, and unit renovation costs have been within budget. In Q3 2021, rent collection averaged 97%.

TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Total Investment: $6,000,000

Outstanding Balance (as of 9/30/21): $6,000,000

Purpose of Investment: Acquire a multifamily apartment community with steady cash flow.

Investment Type: Joint Venture Equity

Date Added to REIT: 1/27/2021

Maturity Date: N/A

Asset Management Update: As of September 2021, the property is 98% occupied. As of September 2021, 32 of the 128 units have been renovated and leased since acquisition. Of those 32 units, all have been leased at an average premium of $153/month over prior rents and 4% above projected rents, and unit renovation costs have been within budget. In Q3 2021, the property averaged 99% rent collection.

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KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Total Investment: $8,000,000

Outstanding Balance (as of 9/30/21): $8,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/28/2021

Maturity Date: N/A

Asset Management Update: The property is 97% occupied as of September 2021. During September, the property signed three new leases for an average of $1,388/month, or 5.2%, above prior rents. Interior unit renovations are scheduled to begin in Q4. In September 2021, the property averaged 97% rent collection.

MINNEHAHA MEADOWS

Location: Vancouver, WA

Property Type: Multifamily

Total Investment: $3,355,018

Outstanding Balance (as of 9/30/21): $3,355,018

Purpose of Investment: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/20/2021

Maturity Date: N/A

Asset Management Update: The property was acquired in September 2021, and the real estate company is implementing its business plan for the property. The property is 98% occupied as of November 2021.

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ROOSEVELT COMMONS

Location: Vancouver, WA

Property Type: Multifamily

Total Investment: $3,209,112

Outstanding Balance (as of 9/30/21): $3,209,112

Purpose of Investment: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/20/2021

Maturity Date: N/A

Asset Management Update: The property was acquired in September 2021, and the real estate company is implementing its business plan for the property. The property is 92% occupied as of November 2021.

BENTLEY APARTMENTS

Location: Grove City, OH

Property Type: Multifamily

Total Investment: $8,000,000

Outstanding Balance (as of 10/13/21): $8,000,000

Purpose of Investment: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/13/2021

Maturity Date: N/A

Asset Management Update: The property was acquired in October 2021, and the real estate company is implementing its business plan for the property. The property is 95% occupied as of November 2021.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 11/8/21)*	NAV PER SHARE (AS OF 9/30/21)
$10.78	$10.78

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On November 8, 2021, we announced that our NAV per share is $10.78, as of September 30, 2021. Accordingly, effective November 8, 2021, the offering price per share is $10.78. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2021 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q2 2021 Investor Letter

Q1 2021 Investor Letter

Q4 2020 Investor Letter

Q3 2020 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	November 24, 2021

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